Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES
As of December 31, 2016

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Linn Acquisition Company, LLC	Delaware
Berry Petroleum Company, LLC	Delaware
Linn Energy Holdings, LLC	Delaware
The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary, as defined in Rule 1−02(w) of Regulation S-X, as of the end of the year covered by this report. As of December 31, 2016, Linn Energy, LLC also directly owned the sole voting share of LinnCo, LLC, an affiliate of Linn Energy, LLC. All of LinnCo, LLC’s common shares were held by the public.